

October 30, 2013

Via E-mail
Panagiotis Drakopoulos
Chief Financial Officer
Prime Estates and Developments, Inc.
200 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

> **Re: Prime Estates and Developments, Inc.**
> **Form 8-K**
> **Filed October 3, 2013**
> **File No. 000-54436**

Dear Mr. Drakopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1. We note that Panagiotis Drakopoulos and Konstantinos Vassilopoulos, who were your directors immediately prior to the exchange transaction, remain on the board and comprise a majority of your board. Please revise to clarify whether these individuals intend to remain on the board and whether they will continue to exercise control.

Exchange Transaction, page 2

2. Please revise to (i) disclose the consideration provided pursuant to the Exchange Agreement, (ii) explain how the consideration was determined and (iii) describe when negotiations began between the company and Amplerissimo Ltd. Refer to 1.01(a)(2) of Form 8-K.

3.   We note that your board of directors approved this transaction. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Item 2.01 Completion of Acquisition or Disposition of Assets

Description of Business, page 3

General

4.   We note that you plan to continue your real estate operations. Revise in this section to more fully discuss your preexisting business, including whether you generate any revenues from such business. In addition, please describe your plan to combine this business with the consulting business. Please also update your MD&A disclosures to include a discussion of your continuing real estate operations in relation to your new business prospects.

Overview of Amplerissimo, page 3

Business, page 3

5.   Please revise to more specifically describe how you generate revenues. In addition, please revise to explain what you mean by "Hi Tech Industry" companies.

6.   Please revise to discuss your specific consulting services arrangements in greater detail, including the scope of services and the parties with whom you have entered into these arrangements. Please also describe your ongoing obligations under these arrangements. Please also tell us why you have not filed such agreements with your 8-K. We may have further comment.

7.   Please revise to more specifically describe what you mean by remote online support. In addition, please revise to better describe what you mean by "remote analysis" of your client's existing computer software on page 4. Similarly, please also explain what "technical" analysis of your client's telecommunication needs entails.

8.   Please also supplement your disclosure in this section to identify any specific arrangements you have, if any, with your current clients for such services.

Management's Discussion and Analysis of Financial Condition and Plan of Operations of Amplerissimo

Liquidity and Capital Resources, page 7

9.   Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses in the next fiscal year specifically related to your consulting

services, correlating your cash needs with the specific costs to be incurred. Please also clarify how you intend to pay the $490,478 of accounts payable as of June 30, 2013 owed for consulting expenses.

10.   Please describe any prospective loan arrangements with management to fund your planned operations.

11.   Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional equity or debt financing.

Directors and Officers

Directors and Executive Officers after Change of Control, page 10

12.   Please revise each of you director narratives to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such individuals should serve as a director, in light of your business and structure.

Recent Sales of Unregistered Securities, page 16

13.   You appear to rely upon Rule 506 of Regulation D for the issuance of shares to certain shareholders of Amplerissimo Ltd.   Please tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, please explain.

Item 9.01 Financial Statements and Exhibits, page 19

14.   Please tell us why you have not provided any pro forma financial information.

Exhibit 99.1

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 18

15.   Please revise your revenue recognition policy to address your specific operations. Also, we note the disclosure in your MD&A on page 7 which states that you incurred consulting expenses during the six months ended June 30, 2013 on projects in progress and that you hope to realize revenues from these projects in the future. Please provide us with the details of these projects and tell us how and when you expect to realize the related revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant